Randstad North America
2015 South Park Place
Atlanta, Georgia 30339

randstad
work solutions™

October 30, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose English language versions of all press releases filed with the Amsterdam Exchange since July 17, 2006, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

Steven J. Whitehead
General Counsel

11/2

Enclosures

cc: Stef Witteveen (w/o enclosures)
Marianne Scholten (w/o enclosures)

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Continued strong growth; revenue up 24% and net income up 33%

Highlights second quarter 2006

- Diluted EPS* up 36% from &euro 0.47 to &euro 0.64; the EBITA** margin improved to 4.7% from 4.3%
- Organic revenue growth*** amounted to 19%; organic revenue growth per working day increased to 22% compared to 20% in Q1 2006
- 62% growth in Germany; continued high organic revenue growth in Germany at 36%
- Further recovery of profitability in North America; EBITA margin doubled from 1.6% to 3.2%
- Gross margin pressure in mass-customized the Netherlands; additional measures to further increase productivity initiated
- Efficiency increased; operating expenses amounted to 16.2% of revenue compared to 17.1% in Q2 2005

Outlook third quarter 2006

- Diluted EPS is expected to be at least &euro 0.84, an increase of at least 31% versus the &euro 0.64 of Q3 2005

According to Ben Noteboom, CEO Randstad Holding: "For the ninth quarter in succession, we have grown by double digits and increased our market share. Much of this growth is organic, which is a testimony to the strength of our concepts. Our growth shows no signs of slowing down through the quarter. Our investments in 8% more outlets and 13% more people are paying off. Through the tireless efforts of our people, we keep reaching new clients every day. The global market for our services is developing rapidly, and given our current performance we have every reason to believe we will continue to increase our market share."

In € million	Q2 2006	Q2 2005	% change	Ytd 2006	Ytd 2005	% change
Revenue	**1,988.0**	1,605.4	*24%*	**3,801.7**	3,014.8	*26%*
Organic growth			*19%*			*21%*
Gross margin	**20.8%**	21.3%		**20.8%**	21.0%	
Operating expenses	**321.9**	274.4	*17%*	**638.0**	529.4	
Operating expenses as % of revenue	**16.2%**	17.1%		**16.8%**	17.6%	
EBITA **	**93.6**	68.4	*37%*	**157.3**	104.5	*51%*
EBITA margin	**4.7%**	4.3%		**4.1%**	3.5%	
Net income	**72.2**	54.1	*33%*	**120.3**	81.8	*47%*
In €						
Diluted EPS before amortization of other intangible assets and impairment goodwill	**0.64**	0.47	*36%*	**1.07**	0.71	*51%*

* definition: diluted EPS before amortization of other intangible assets and impairment goodwill
** EBITA: operating profit before amortization other intangible assets and impairment goodwill
*** organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments

Summary of Group financial performance in Q2

Revenue
Revenue growth and underlying trends remained strong across our markets. Total revenue amounted to &euro 1,988.0 million in Q2 2006, an increase of 24% compared to Q2 2005. Organic revenue growth was 19%. Q2 2006 had on average 1.6 working days less than Q2 2005 and corrected for the lower number of working days both total revenue growth and organic revenue growth were approximately 3% higher.

In Germany revenue increased 62% and we clearly strengthened our leading position. Organic revenue

growth in Germany continued to be exceptionally strong (+36%). Revenue growth at the acquired companies Bindan and Teccon is above expectations.

Our North American business delivered 11% organic revenue growth and was well ahead of the market.

The segment interim professionals, recruitment & selection performed well. Revenue increased 76% in total and organic growth amounted to 30%. This segment now comprises 6% of total revenue versus 4% in Q2 last year. Specialty revenue amounted to 30.5% of total revenue.

Revenue growth was positively impacted by the balance of acquisitions and disposals of group companies (5%). The currency impact was negligible.

Gross profit
The gross margin amounted to 20.8% compared to a normalized level of 21.0% in Q2 2005. As stated last year, in Q2 2005 the gross profit included a positive one-off of around &euro 5 million or 0.3%. In general, the gross margin reflects the ongoing trend of changes in the business mix. We also continued to see price pressure in the large account segment. Corrected for last year's one-off the gross margin in The Netherlands decreased from 24.2% to 23.5%. The Dutch gross margin is impacted by mix shifts, amongst others caused by strong growth in lower margin/high productivity specialties such as payrolling and call centers and renewed contracts in the large account segment. Several initiatives have been initiated to improve gross margins. We have also taken measures to further improve productivity and to reduce relative cost levels. Compared to last year the gross margin increased amongst others in Belgium and France. At group level normalized gross profit per average FTE increased 8%.

Operating expenses
Operating expenses as a percentage of revenue came down to 16.2% from 17.1% in Q2 2005. This efficiency improvement was reached despite our continued investments to capture future growth. Capacity was expanded which is visible in 189 extra outlets and 1,770 additional FTEs. With that the number of outlets and corporate employees is respectively 8% and 13% higher than a year ago. The roll-out of specialty units has continued and at 518 we have passed our initial goal of 500. Total operating expenses increased by 17% from &euro 274.4 million to &euro 321.9 million. The organic increase in operating expenses was 11%.

EBITA
In the second quarter of 2006 EBITA increased by 37% to &euro 93.6 million versus &euro 68.4 million in Q2 2005. On an organic basis EBITA increased by 33%. The EBITA margin improved from 4.3% to 4.7%.

Net income
Net income amounted to &euro 72.2 million, an improvement of 33% compared to Q2 2005. Net finance costs, including dividend on preferred shares, amounted to &euro 2.3 million. The effective tax rate was 18.5% (Q2 2005 17%).

Cash flow and balance sheet
In Q2 2006 the free cash flow amounted to &euro 85.6 million negative, versus &euro 44.4 million negative in Q2 2005. The cash outflow is partly related to the normal seasonal pattern in operating working capital, which includes payments of holiday allowances in several countries. We also incurred higher tax payments in line with our tax planning. Capital expenditure was &euro 15.7 million comparable to the &euro 16.2 million of last year. The moving average of days sales outstanding (DSO) improved to 52 in Q2 2006 from 53 in Q2 2005. The net cash position excluding preferred shares was &euro 30.8 million at the end of the quarter versus &euro 59.4 million at the end of Q2 2005. In June we signed for a new &euro 650 million syndicated credit facility. We used favorable credit market circumstances to refinance early, which resulted in lower rates and more flexibility.

Second quarter by segment
Mass-customized Europe and Asia: strong top-line growth and investments for expansion
Organic revenue growth amounted to 20%. Including our European and Asian acquisitions and transfers to in-house, total growth amounted to 23%. Growth remained strong in the Netherlands, while our German business experienced another record quarter. The decrease in gross margin is mainly attributable to the Netherlands due to mix shifts, ongoing pressure in the large contract segment and the absence of last years &euro 5 million one-off. The latter had a positive impact on gross margin and EBITA margin of approximately 0.5% in the mass-customized segment in Q2 2005. In combination with investments in the distribution network and new services we experienced a limited decline in the EBITA margin compared to Q2 2005. We have a clear focus on improving gross margins, while productivity in the Dutch business is expected to increase in the coming quarters.

Mass-customized and in-house services North America: solid improvement in profitability

Our North American businesses outperformed the market with organic revenue growth of 11%. The majority of growth in North America is still coming from larger clients. Canada delivered another very strong performance. The sale as per 31 March 2006 of PL Services, which delivered support services to independently owned staffing companies, had a negative impact on gross margin of approximately 0.9%. Revenue growth, productivity improvements and savings implemented in 2005 were the main drivers behind the doubling of the EBITA margin from 1.6% to 3.2%.

In-house services Europe: 31% revenue growth and 87% growth in EBITA
Organic revenue growth was 24% in Q2 2006. Total growth was 31% including transfers from mass-customized to in-house. The number of in-house locations has grown from 446 to 491, which is the main reason behind the 10% increase in operating expenses. EBITA increased from &euro 6.1 million to &euro 11.4 million while the EBITA margin improved from 3.6% to 5.1%.

Interim professionals, recruitment & selection: another strong quarter
Organic revenue growth of interim professionals, recruitment & selection was 30% in Q2 2006. Including the acquisitions of Martin Ward Anderson in the UK and NL, Teccon in Germany and EmmayHR in India total revenue increased by 76% to &euro 123.4 million in Q2 2006 compared to &euro 70.2 million in Q2 2005. This segment now comprises 6% of total company revenue versus 4% in Q2 2005. The gross margin improved to 28.4% compared to 27.1% in Q2 2005. Acquisitions had a positive effect on the gross margin.

Positive gross margin developments in the existing business stemming from amongst others growing recruitment fees, lower idle time and healthy pricing, were offset by a negative effect of the lower number of working days. In several segments, such as IT, Finance and Engineering, scarcity is increasing. The EBITA margin increased to 8.3% from 7.0% in Q2 2005.

Other developments

Tax
The Dutch government has the ambition to further reduce the Dutch corporate income tax rate, to 25.5%, as per 1 January 2007. Current rates are 29.6% for 2006 and 29.1% for 2007. The German government has announced plans to reduce the corporate income tax rate as per 1 January, 2008.

Besides reduced future tax payments, corporate tax rate reductions can have an impact on the valuation of deferred tax assets and deferred tax liabilities. Revaluation of deferred tax assets will result in one-off charges but not have any cash impact. This would occur in case of a reduction in the corporate tax rate in Germany. Revaluation of deferred tax liabilities will lead to one off benefits in the income statement as well as reduced future tax payments. This would occur in case of a corporate tax rate reduction in the Netherlands. Each percentage point corporate tax rate reduction in the Netherlands below the current rate of 29.1% for 2007 will lead to an immediate release from our deferred tax liabilities of about &euro 10 million and a similar positive cash impact in the future.

We expect the Dutch tax reduction to be enacted in Q4 2006. If so we will record a one off release in the same quarter. With respect to the possible reduction in Germany, it is uncertain at this stage if the German plan will be enacted or how it will be financed.

Excluding the possible gain, related to the possible corporate tax rate reduction in the Netherlands, we still expect an effective tax rate in 2006 of 18.5%. For 2007 we expect the effective tax rate to be in the range of 24-26%. As communicated earlier, for 2008 and 2009 we expect the effective tax rate to be in between 20-30%. As stated in Q1 2006, the cash tax rate for 2006 is expected to be in the range of 20-25%. For the years 2007 and 2008 we expect it to remain within this range. For the period beyond 2008 we expect that the cash tax rate will approach but should not or not materially exceed the average tax rate.

Outlook Q3 2006
Given current market trends we expect diluted EPS before amortization of other intangibles and impairment goodwill to amount to at least &euro 0.84, an increase of at least 31% versus the &euro 0.64 of Q3 2005. Q3 2006 will have on average 1 working day less than Q3 2005.

Financial calendar 2006-2007

Publication third quarter results 2006	October 27, 2006
Analyst days	November 22/23, 2006
Publication fourth quarter and full year results 2006	February 15, 2007
Publication first quarter results 2007	April 25, 2007
General Meeting of Shareholders	May 8, 2007
Publication second quarter results 2007	July 25, 2007

Issue of ordinary shares
In the period from July 28, 2006 up to and including August 10, 2006, 60,966 ordinary shares Randstad Holding nv (nominal value &euro 0.10) will be issued and granted to the executive board members in relation to the medium term bonus system 2004-2007.

Conference call
Today, at 13.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is +31 (0) 20 712 13 04 and for participants from the UK +44 (20) 7138 0816. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended June 30 2006	2005	Change 2006/2005	Six months ended June 30 2006	2005	Change 2006/2005
Revenue	**1,988.0**	1,605.4	24%	**3,801.7**	3,014.8	26%
Cost of services	**1,575.2**	1,263.3	25%	**3,011.8**	2,382.3	26%
Gross profit	**412.8**	342.1	21%	**789.9**	632.5	25%
Selling expenses	**224.7**	190.5		**444.2**	367.9	
General and administrative expenses	**97.2**	83.9		**193.8**	161.5	
Total operating expenses	**321.9**	274.4	17%	**638.0**	529.4	21%
Operating profit	**90.9**	67.7	34%	**151.9**	103.1	47%
Dividend preferred shares	**-1.8**	-2.1		**-3.6**	-4.3	
Financial income and expenses	**-0.5**	-0.5		**-0.7**	-0.3	
Net finance costs	**-2.3**	-2.6		**-4.3**	-4.6	
Income before taxes	**88.6**	65.1		**147.6**	98.5	
Taxes on income	**-16.4**	-11.0		**-27.3**	-16.7	
Net income	**72.2**	54.1	33%	**120.3**	81.8	47%
Earnings per share attributable to the equity holders of Randstad Holding nv (expressed in € per ordinary share):						
- basic earnings per ordinary share	**0.62**	0.47		**1.04**	0.71	
- diluted earnings per ordinary share	**0.62**	0.47		**1.03**	0.71	
- diluted earnings per ordinary share before amortization other intangible assets and impairment goodwill	**0.64**	0.47		**1.07**	0.71	
Margin						
Gross margin	**20.8%**	21.3%		**20.8%**	21.0%	
EBITDA margin	**5.3%**	4.9%		**4.7%**	4.1%	
EBITA margin	**4.7%**	4.3%		**4.1%**	3.5%	
Operating margin	**4.6%**	4.2%		**4.0%**	3.4%	
Net margin	**3.6%**	3.4%		**3.2%**	2.7%	

Information by segment
(unaudited)

In millions €	2006	2005	% change 2006/2005	% organic * growth	in % of revenue 2006	in % of revenue 2005
	Three months ended June 30					
Revenue						
Mass-customized Europe and Asia	**1,322.5**	1,078.3	23%	20%		
Mass-customized North America	**263.1**	243.8	8%	11%		
In-house services Europe	**223.2**	169.9	31%	24%		
In-house services North America	**62.8**	49.3	27%	13%		
Interim professionals, recruitment & selection	**123.4**	70.2	76%	30%		
Eliminations	**-7.0**	-6.1				
Total revenue	**1,988.0**	1,605.4	24%	19%		
Gross profit						
Mass-customized Europe and Asia	**287.9**	243.5	18%	15%	**21.8%**	22.6%
Mass-customized North America	**50.9**	49.2	3%	11%	**19.3%**	20.2%
In-house services Europe	**31.8**	24.8	28%	23%	**14.2%**	14.6%
In-house services North America	**7.6**	5.6	36%	20%	**12.1%**	11.4%
Interim professionals, recruitment & selection	**35.0**	19.0	84%	29%	**28.4%**	27.1%
Eliminations	**-0.4**	0.0				
Total gross profit	**412.8**	342.1	21%	16%	**20.8%**	21.3%
EBITA **						
Mass-customized Europe and Asia	**68.5**	59.4	15%	15%	**5.2%**	5.5%
Mass-customized North America	**7.8**	3.4	129%	200%	**3.0%**	1.4%
In-house services Europe	**11.4**	6.1	87%	77%	**5.1%**	3.6%
In-house services North America	**2.6**	1.3	100%	90%	**4.1%**	2.6%
Interim professionals, recruitment & selection	**10.2**	4.9	108%	40%	**8.3%**	7.0%
Corporate	**-6.9**	-6.7				
Total EBITA	**93.6**	68.4	37%	33%	**4.7%**	4.3%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.
** EBITA: operating profit before amortization other intangible assets and impairment goodwill.

Information by segment
(unaudited)

In millions €	2006	2005	% change 2006/2005	% organic * growth	In % of revenue 2006	in % of revenue 2005
	Six months ended June 30					
Revenue						
Mass-customized Europe and Asia	**2,511.7**	2,025.5	24%	21%		
Mass-customized North America ***	**523.5**	461.9	13%	12%		
In-house services Europe	**415.5**	314.4	32%	26%		
In-house services North America ***	**117.6**	90.4	30%	7%		
Interim professionals, recruitment & selection	**245.6**	132.9	85%	39%		
Eliminations	**-12.2**	-10.3				
Total revenue	**3,801.7**	3,014.8	26%	21%		
Gross profit						
Mass-customized Europe and Asia	**543.8**	449.6	21%	17%	**21.7%**	22.2%
Mass-customized North America ***	**102.3**	92.0	11%	12%	**19.5%**	19.9%
In-house services Europe	**59.3**	45.2	31%	27%	**14.3%**	14.4%
In-house services North America ***	**13.7**	10.3	33%	9%	**11.6%**	11.4%
Interim professionals, recruitment & selection	**71.6**	35.7	101%	43%	**29.2%**	26.9%
Eliminations	**-0.8**	-0.3				
Total gross profit	**789.9**	632.5	25%	18%	**20.8%**	21.0%
EBITA **						
Mass-customized Europe and Asia	**111.4**	94.3	18%	19%	**4.4%**	4.7%
Mass-customized North America ***	**14.2**	4.4	223%	315%	**2.7%**	1.0%
In-house services Europe	**19.0**	9.1	109%	101%	**4.6%**	2.9%
In-house services North America ***	**3.8**	2.2	73%	44%	**3.2%**	2.4%
Interim professionals, recruitment & selection	**21.7**	6.3	244%	156%	**8.8%**	4.7%
Corporate	**-12.8**	-11.8				
Total EBITA	**157.3**	104.5	51%	47%	**4.1%**	3.5%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.
** EBITA: operating profit before amortization other intangible assets and impairment goodwill.
*** Due to streamlining of processes, the amount of transfers in Q1, 2006 from mass-customized to in-house services North America has retroactively been changed in Q2, 2006. This change has no impact on the total figures for North America in Q1, Q2 and Q2, 2006.

Information by geography
(unaudited)

In millions €	Three months ended June 30 2006	2005	% change 2006/2005	% organic * growth	In % of revenue 2006	in % of revenue 2005
Revenue						
Netherlands	**696.8**	586.5	19%	19%		
Germany	**304.4**	187.5	62%	36%		
Belgium/Luxembourg	**218.0**	192.0	14%	13%		
France	**130.5**	117.3	11%	11%		
Spain	**121.9**	102.8	19%	19%		
United Kingdom	**56.6**	42.8	32%	4%		
Italy	**64.8**	46.0	41%	41%		
Other European counties	**53.3**	37.4	43%	42%		
North America	**325.9**	293.1	11%	11%		
Asia	**15.8**	-				
Total revenue	**1,988.0**	1,605.4	24%	19%		
Gross profit						
Netherlands	**163.9**	146.8	12%	11%	**23.5%**	25.0%
Germany	**76.5**	47.5	61%	34%	**25.1%**	25.3%
Belgium/Luxembourg	**41.4**	36.2	14%	11%	**19.0%**	18.9%
France	**18.8**	16.1	17%	17%	**14.4%**	13.7%
Spain	**19.7**	16.7	18%	18%	**16.2%**	16.2%
United Kingdom	**12.1**	7.8	55%	-1%	**21.4%**	18.2%
Italy	**11.1**	8.7	28%	28%	**17.1%**	18.9%
Other European countries	**9.4**	7.5	25%	27%	**17.6%**	20.1%
North America	**58.5**	54.8	7%	11%	**18.0%**	18.7%
Asia	**1.4**	-			-	-
Total	**412.8**	342.1	21%	16%	**20.8%**	21.3%

Information by geography
(unaudited)

In millions €	Six months ended June 30 2006	2005	% change 2006/2005	% organic * growth	In % of revenue 2006	in % of revenue 2005
Revenue						
Netherlands	**1,352.7**	1,107.2	22%	22%		
Germany	**562.8**	342.0	65%	38%		
Belgium/Luxembourg	**419.5**	365.6	15%	14%		
France	**245.0**	213.1	15%	15%		
Spain	**232.3**	193.9	20%	20%		
United Kingdom	**113.5**	84.6	34%	4%		
Italy	**120.3**	86.9	38%	38%		
Other European counties	**98.4**	69.2	42%	41%		
North America	**641.1**	552.3	16%	11%		
Asia	**16.1**	-				
Total revenue	**3,801.7**	3,014.8	26%	21%		
Gross profit						
Netherlands	**318.5**	272.9	17%	16%	**23.5%**	24.6%
Germany	**137.8**	83.5	65%	37%	**24.5%**	24.4%
Belgium/Luxembourg	**80.2**	68.7	17%	14%	**19.1%**	18.8%
France	**35.2**	29.4	20%	20%	**14.4%**	13.8%
Spain	**37.4**	31.2	20%	20%	**16.1%**	16.1%
United Kingdom	**24.9**	15.4	62%	0%	**21.9%**	18.2%
Italy	**20.3**	16.0	27%	27%	**16.9%**	18.4%
Other European countries	**17.9**	13.1	37%	36%	**18.2%**	18.9%
North America	**116.0**	102.3	13%	11%	**18.1%**	18.5%
Asia	**1.7**	-			-	-
Total	**789.9**	632.5	25%	18%	**20.8%**	21.0%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.

Consolidated balance sheet
(unaudited)

In millions €	June 30, 2006	June 30, 2005	December 31, 2005
Property, plant and equipment	**108.2**	85.7	99.3
Intangible assets	**259.4**	84.2	111.3
Deferred income tax assets	**350.7**	355.2	339.7
Financial receivables	**5.2**	4.7	4.9
Non-current assets	**723.5**	529.8	555.2
Trade and other receivables	**1,385.2**	1,169.1	1,289.3
Income tax receivables	**9.4**	9.0	3.2
Cash and cash equivalents	**384.3**	278.4	453.8
Current assets	**1,778.9**	1,456.5	1,746.3
Total assets	**2,502.4**	1,986.3	2,301.5
Equity and liabilities			
Issued capital	**11.6**	11.6	11.6
Share premium	**389.9**	384.7	384.7
Reserves	**149.8**	-28.0	139.9
Shareholders' equity	**551.3**	368.3	536.2
Minority interest	**1.3**	-	-
Group equity	**552.6**	368.3	536.2
Preferred shares	**165.8**	165.8	165.8
Borrowings	**190.1**	130.4	130.5
Deferred income tax liabilities	**355.6**	372.7	357.4
Provisions	**35.2**	37.5	34.6
Non-current liabilities	**746.7**	706.4	688.3
Trade and other payables	**965.9**	770.8	899.0
Income tax liabilities	**38.7**	3.3	27.9
Borrowings	**163.4**	88.6	117.3
Provisions	**35.1**	48.9	32.8
Current liabilities	**1,203.1**	911.6	1,077.0
Total equity and liabilities	**2,502.4**	1,986.3	2,301.5

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended June 30 2006	Three months ended June 30 2005	Six months ended June 30 2006	Six months ended June 30 2005
Net income	**72.2**	54.1	**120.3**	81.8
Taxes on income	**16.4**	11.0	**27.3**	16.7
Net finance costs	**2.3**	2.6	**4.3**	4.6
Operating profit	**90.9**	67.7	**151.9**	103.1
Depreciation property, plant and equipment	**8.3**	6.8	**15.8**	13.4
Amortization software	**3.1**	2.9	**6.3**	5.8
Amortization other intangible assets	**2.7**	0.7	**5.4**	1.4
Share-based payments	**1.1**	2.5	**2.1**	3.0
Provisions	**-2.1**	-3.3	**-3.4**	-2.8
Income taxes paid	**-33.5**	-10.2	**-45.9**	-11.5
Cash flow from operations before operating working capital	**70.5**	67.1	**132.2**	112.4
Trade and other receivables	**-75.2**	-98.7	**-67.4**	-81.7
Trade and other payables	**-57.4**	5.3	**3.6**	-2.5
Operating working capital	**-132.6**	-93.4	**-63.8**	-84.2
Net cash flow from operating activities	**-62.1**	-26.3	**68.4**	28.2
Purchases of property, plant and equipment	**-14.6**	-12.5	**-23.9**	-19.0
Purchases of software	**-1.1**	-3.7	**-3.1**	-7.6
Acquisition of subsidiaries	**-8.6**	-2.2	**-124.3**	-2.2
Financial receivables	**-0.2**	0.3	**-0.2**	0.3
Disposal of property, plant and equipment	**1.0**	-	**1.0**	-
Disposal of subsidiaries	**-**	-	**1.0**	-
Net cash flow from investing activities	**-23.5**	-18.1	**-149.5**	-28.5
Free cash flow	**-85.6**	-44.4	**-81.1**	-0.3
Re-issue of purchased ordinary shares	**-**	-	**1.0**	0.8
Issue of ordinary shares	**1.3**	-	**1.3**	-
Proceeds from non-current borrowings	**-**	-	**59.7**	-
Financing	**1.3**	-	**62.0**	0.8
Financial income and expenses received / (paid)	**0.2**	-0.1	**0.4**	0.5
Dividend paid on ordinary shares	**-90.7**	-76.2	**-90.7**	-76.2
Dividend paid on preferred shares B	**-8.4**	-8.6	**-8.4**	-8.6
Reimbursement to financiers	**-98.9**	-84.9	**-98.7**	-84.3
Net cash flow from financing activities	**-97.6**	-84.9	**-36.7**	-83.5
Net decrease in cash, cash equivalents and current borrowings	**-183.2**	-129.3	**-117.8**	-83.8
Cash, cash equivalents and current borrowings at begin of period	**402.9**	322.7	**336.5**	279.4
Net decrease in cash, cash equivalents and current borrowings	**-183.2**	-129.3	**-117.8**	-83.8
Translation gains / (losses)	**1.2**	-3.6	**2.2**	-5.8
Cash, cash equivalents and current borrowings at end of period	**220.9**	189.8	**220.9**	189.8

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions €	2006	2005
Value at April 1	**579.8**	375.3
Net income for the period	**72.2**	54.1
Translation differences	**-12.4**	12.6
Total recognized income	**59.8**	66.7
Dividend paid on ordinary shares	**-90.7**	-76.2
Share-based payments	**1.1**	2.5
Issue of ordinary shares	**1.3**	-
Value at June 30	**551.3**	368.3

In millions €	2006	2005
Value at January 1	**536.2**	338.8
Movements in the period:		
Net income for the period	**120.3**	81.8
Translation differences	**-18.9**	20.1
Total recognized income	**101.4**	101.9
Dividend paid on ordinary shares	**-90.7**	-76.2
Share-based payments	**2.1**	3.0
Issue of ordinary shares	**1.3**	-
Re-issue of purchased ordinary shares	**1.0**	0.8
Value at June 30	**551.3**	368.3

Accounting policies
In these quarterly financial statements we have applied the accounting policies as included in our annual report 2005. IAS 34 'Interim Financial Reporting' has not been applied in the preparation of these financial statements.

Key ratios
(unaudited)
In millions €

Balance sheet	June 30, 2006	June 30, 2005
Operating working capital *	**422.9**	402.6
Borrowings (excluding preferred shares)	**353.5**	219.0
Net cash (excluding preferred shares)	**30.8**	59.4

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Split up operating expenses (unaudited)	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Personnel expenses	**221.4**	186.8	**436.5**	361.9
Depreciation property, plant and equipment	**8.3**	6.8	**15.8**	13.4
Amortization software	**3.1**	2.9	**6.3**	5.8
Amortization other intangible assets and impairment goodwill	**2.7**	0.7	**5.4**	1.4
Other operating expenses	**86.4**	77.2	**174.0**	146.9
Total operating expenses	**321.9**	274.4	**638.0**	529.4

EPS calculation
(unaudited)

Net income for ordinary shareholders	**72.2**	54.1	**120.3**	81.8
Amortization other intangible assets and impairment goodwill (after taxes)	**1.8**	0.5	**3.5**	1.0
Net income before amortization other intangible assets and impairment goodwill	**74.0**	54.6	**123.8**	82.8
Basic EPS	**0.62**	0.47	**1.04**	0.71
Diluted EPS	**0.62**	0.47	**1.03**	0.71
Diluted EPS before amortization other intangible assets and impairment goodwill	**0.64**	0.47	**1.07**	0.71
Average number of ordinary shares outstanding (mln)	**115.7**	115.4	**115.6**	115.4
Average diluted number of ordinary shares outstanding (mln)	**116.4**	115.9	**116.3**	115.9

For more information
Bart Gianotten/ Frans Cornelis
Telephone
+31 (0)20 569 56 23

Randstad acquires HR Services division from Getronics

Randstad Holding nv announces that it has reached agreement with Getronics about its intention to take over their HR Services division (PinkRoccade HR Services). Both parties have signed a letter of intent to that effect on August 16, 2006.

In line with its strategy Randstad has seen relevant growth in its HR solutions business, which provides clients with services in the field of HR consulting, assessment services, outplacement services, and personnel and salary administration. This acquisition supports further growth in this important segment of the HR services market.

The transaction involves employees (approximately 200), technology, know-how and the client contract base. The revenue of this division in 2006 is expected to amount to approximately € 32 million. The intended purchase price is € 65 million. The deal is projected to be closed in Q4 2006, and it is expected to have no material effect on Randstad's earnings per share for 2006 (eps before amortization other intangibles).

PinkRoccade HR Services is already a large player in the Dutch market for salary administration and processing services. With the acquisition by Randstad it has the potential to obtain a leading position in this market. This can be reached through volume growth and further product development. To realize this, Randstad expects to invest € 10 to € 15 million to further develop and integrate this division.

"This deal strengthens our market position in HR services, specifically in personnel and salary administration services. It is a great addition to our range of HR services. With our new colleagues, we trust we can keep growing this business further, making it a corner stone of our HR solutions portfolio," says Jacques van den Broek, member of the executive board of Randstad Holding.

'We are pleased to have found a solid partner with an excellent market standing in Randstad Holding,' stated Klaas Wagenaar, CEO of Getronics. 'Following this, we will continue to build a strong go-to-market relationship with our new strategic partner.' The works councils of both parties will be involved in the process, and the transaction is still subject to the decision from the Dutch competition authority that a license is not required.

About Getronics

With some 25,000 employees in 30 countries and approximate revenues of €2.6 billion, Getronics is one of the world's leading providers of vendor independent Information and Communication Technology (ICT) solutions and services. Getronics designs, builds, deploys and manages flexible and innovative end-to-end solutions, working together with our partners and clients, in order to optimize and increase the productivity of our clients' mobile knowledge workers. Getronics headquarters are in Amsterdam, with regional offices in Boston, Madrid and Singapore. Getronics' shares are traded on Euronext Amsterdam ('GTN'). For further information about Getronics, visit www.getronics.com.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Randstad completes purchase HR Services division Getronics

Randstad Holding nv has completed its purchase of the HR Services division from Getronics as announced on August 17, 2006. The Dutch competition authority, which still had to agree to the acquisition, has given its approval.

In line with its strategy Randstad has seen relevant growth in its HR solutions business. This purchase supports further growth in this important segment of the HR services market.

About Getronics
With some 25,000 employees in 30 countries and approximate revenues of € 2.6 billion, Getronics is one of the world's leading providers of vendor independent Information and Communication Technology (ICT) solutions and services. Getronics designs, builds, deploys and manages flexible and innovative end-to-end solutions, working together with our partners and clients, in order to optimize and increase the productivity of our clients' mobile knowledge workers. Getronics headquarters are in Amsterdam, with regional offices in Boston, Madrid and Singapore. Getronics' shares are traded on Euronext Amsterdam ('GTN'). For further information about Getronics, visit www.getronics.com.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see www.randstad.com

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Record quarter; revenue up 21% and net income up 42%

Highlights third quarter 2006

- Diluted EPS* up by 42% to € 0.92 from € 0.65
- Group organic revenue** growth remained strong and reached 18%
- EBITA*** up 45% to € 134.7 million, with an EBITA margin of 6.2% compared to 5.2% in Q3 2005
- Ongoing outperformance in key market Germany; 71% growth of which 44% organic
- Ongoing outperformance in North America; 8% organic growth and EBITA margin more than doubled
- Focus on profitability led to an improved gross margin of 24.2% in The Netherlands versus 23.5% in the last quarter

Outlook fourth quarter 2006

- Diluted EPS, excluding one-off positive tax effects, is expected to amount to at least € 0.90.

"Today, we can report the best quarterly results in the history of our company" says Ben Noteboom, CEO Randstad Holding. "We now expect to reach our main strategic target for 2007, an EBITA margin of 5-6%, by 2006 already. In the past quarter we experienced again strong organic growth. We were able to further optimize our productivity, also in the Netherlands. In Germany, we had another quarter with excellent growth. We are expanding by entering new geographic areas, by adding specialties, and by extending the range of services we can deliver to our clients. The addition of PinkRoccade HR Services to our HR Solutions business is a good example. We have again been able to increase our client list, and we will keep investing further to enable our future growth."

In € million	Q3 2006	Q3 2005	change	Ytd 2006	Ytd 2005	change
Revenue	**2,169.0**	1,787.1	*21%*	**5,959.5**	4,801.9	*24%*
EBITA	**134.7**	93.2	*45%*	**292.0**	197.7	*48%*
Net income	**105.5**	74.5	*42%*	**225.8**	156.3	*44%*
Diluted EPS (in €)	**0.92**	0.65	*42%*	**1.99**	1.36	*46%*

* definition: diluted EPS before amortization of other intangible assets and impairment goodwill
** organic change is measured excluding the impact of currency effects, acquisitions and transfers between segments
*** EBITA: operating profit before amortization other intangible assets and impairment goodwill

Summary of Group financial performance in Q3

Revenue
Revenue totaled € 2,169.0 million in Q3 2006, up by 21% compared to € 1,787.1 million in Q3 2005. The underlying organic growth was solid at 18%. On average Q3 2006 had 1 working day less than Q3 2005 and corrected for this both total revenue growth and organic revenue growth were approximately 2% higher. We came out at or above market growth in the vast majority of markets where we operate. Acquisitions added 4% to the growth and the currency effect was minus 1%. In Germany revenue increased by 71%, further strengthening our leading position. Organic growth in Germany amounted to 44%. In The Netherlands organic revenue growth was in line with the market at 16% (or 18% when corrected for working day effects). As communicated in July, we prioritize profitability, through focus on gross margin and cost control, rather than market share. Our North American business delivered 8% organic growth and was well ahead of the markets. We observe that at group level growth rates improved in September when compared to August.

Gross profit
In Q3 2006 the gross margin improved to 21.1% compared to 20.9% in Q3 2005. In the Netherlands we made good progress. The Dutch gross margin increased sequentially from 23.5% to 24.2% and was only fractionally below the 24.3% reached in Q3 2005. The effects from our recent initiatives become clearly visible. In Germany the gross margin was stable at 25.4%. We realized gross margin increases in Belgium and France and in selected smaller markets such as Denmark, Poland and Portugal. At group level normalized gross profit per average FTE, a key metric in steering our business, increased by 7%.

In € million	Q3 2006	Q3 2005	change	Ytd 2006	Ytd 2005	change
Revenue	**2,169.0**	1,787.1	*21%*	**5,959.5**	4,801.9	*24%*
Organic change			*18%*			*20%*
Gross profit	**457.7**	374.3	*22%*	**1,247.1**	1,006.8	*24%*
Operating expenses	**323.0**	281.1	*15%*	**955.1**	809.1	*18%*
EBITA	**134.7**	93.2	*45%*	**292.0**	197.7	*48%*
Amortization other intangibles and impairment goodwill	**2.6**	0.8		**8.0**	2.2	
Operating profit	**132.1**	92.4	*43%*	**284.0**	195.5	*45%*
Net income	**105.5**	74.5	*42%*	**225.8**	156.3	*44%*
Diluted EPS (in €)	**0.92**	0.65	*42%*	**1.99**	1.36	*46%*
Gross margin	**21.1%**	20.9%		**20.9%**	21.0%	
Operating expenses as % revenue	**14.9%**	15.7%		**16.0%**	16.9%	
EBITA margin	**6.2%**	5.2%		**4.9%**	4.1%	

Operating expenses
In the prevailing healthy business climate we kept investing to capture future growth. Capacity was expanded which is visible in 227 extra outlets (+105 organic) and 2,050 additional FTEs (+1,130 organic) compared to Q3 2005. This implies that the number of outlets and employees is respectively 9% (+5% organic) and 15% (+8% organic) higher than a year ago. Operating expenses excluding amortization goodwill and other intangibles grew by 15%. The organic increase in operating expenses was 10%. The expenses in Q3 2006 contained one-off charges of approximately € 4 million. Operating expenses as a percentage of revenue came down from 15.7% in Q3 2005 to 14.9% in Q3 2006. This productivity improvement is based, amongst other factors, on more efficient use of our branches.

EBITA
In the third quarter of 2006 EBITA increased by 45% to € 134.7 million compared to € 93.2 million in Q3 2005. On an organic basis EBITA increased by 40%. The EBITA margin improved from 5.2% % to 6.2%.

Net income
Net income amounted to € 105.5 million, an improvement of 42% compared to Q3 2005. Net finance costs, including dividend on preferred shares, amounted to € 2.7 million. Like in the past 2 quarters, the effective tax rate was 18.5% (Q3 2005 17%).

Cash flow and balance sheet
In Q3 2006 the free cash flow amounted to € 129.3 million, versus € 76.9 million in Q3 2005. Capital expenditure was € 11.5 million. The moving average of days sales outstanding (DSO) improved to 52 in Q3 2006 from 53 in Q3 2005. Main contributors to this improvement were Italy and Yacht NL. The net cash position excluding preferred shares was € 134.0 million at the end of the quarter versus € 137.6 million at the end of Q3 2005.

Third quarter by segment
Mass-customized Europe and Asia: strong top-line growth and improving profitability
The organic revenue growth amounted to 18%. Including acquisitions and transfers to in-house total growth amounted to 21%. We maintained high growth levels in The Netherlands and Germany and saw some acceleration in Spain and Scandinavia. The gross margin increased from 22.0% in Q3 2005 to 22.2% in Q3 2006. We experienced some positive effects from the measures we took in our Dutch business and also benefited from positive mix shifts, such as the high growth in Germany. The EBITA margin reached a healthy 7.0% compared to 6.5% in Q3 2005..

Mass-customized and in-house services North America: solid improvement in profitability
Our North American businesses outperformed the market with organic growth of 8%. The sale of PL Services had a negative impact on the gross margin of 0.9%, as in the last quarter. In our mass-customized business we experienced solid productivity gains as we generated higher volume with less people. Profitability of in-house services also clearly improved. Not only did we gain new clients but also more business at existing clients. This stimulates productivity. Canada delivered another very strong performance. The EBITA margin for our combined North American businesses more than doubled from 1.6% to 3.5%..

In-house services Europe: 33% revenue growth and 85% growth in EBITA
Organic revenue growth of 31% was realized in Q3 2006. The gross margin improved from 13.7% to 14.1% while the EBITA margin reached 6.0% compared to 4.3% in Q3 2005. Growth was well spread across our different geographies. We had strong contributions from countries such as Germany, Belgium, Italy, Spain and the UK. Another example of the success of the concept is Poland. We introduced this concept at the end of last year and now operate from 7 locations.

Interim professionals, search & selection: continued strong growth
Organic revenue growth of interim professionals, search & selection was 35% in Q3 2006. Including acquisitions, revenue increased by 82% to € 129.5 million. We continue to see strong growth in IT, Finance and Engineering but also in other competences such as Legal and Marketing & Communications. The gross margin increased from 28.7% to 29.0%. The gross margin was negatively impacted by the fact that there was 1 working day less (which especially effects our Dutch and German businesses) and by lower margins on freelancers. This was outweighed by positive effects from growth in higher segments, more recruitment fees (including contributions from our acquisitions in the UK and India), pricing and reduced idle time. The EBITA margin was stable at 8.6%. Scarcity is a topic in areas like IT, Finance and Engineering but also provides opportunities. With targeted campaigns, which include personal development plans at Yacht NL, we successfully recruited Finance and IT specialists in order to meet strong demand and to enable further growth.

Other developments

In October 2006 we completed the purchase of PinkRoccade HR Services. This purchase clearly strengthens our Dutch HR Solutions offering. PinkRoccade HR Services is among the leading players in HR administration and payroll processing in The Netherlands.

In September we started a greenfield operation in Tokyo, Japan. With a team of 10 consultants we are targeting the market for finance professionals. We intend to expand our presence over time.

We have reclassified our stake in Talent Shanghai, which was acquired in May 2006, from group companies to (non-consolidated) associates. Adjustments to the Q2 2006 statements are marginal; revenues minus € 11.2 million and no impact on Group profit.

We expect that the decision of the Dutch Government to reduce the corporate income tax rate to 25.5% as per January 1, 2007, will be ratified in Q4 2006. This will lead to an immediate release from our deferred tax liabilities of about € 35 million and a similar positive cash impact in the future. In Spain the corporate tax rate will most likely be reduced from 35% to 30% in 2 steps, with the first step on January 1, 2007. These reductions may lead to a non-cash charge of € 6 million in Q4 2006. Plans from the German government to reduce the corporate tax rate still seem to be in the early stages.

Outlook Q4 2006
Given current market trends we expect diluted EPS before amortization other intangibles and impairment goodwill (and before the positive balance of tax one-offs) to amount to at least € 0.90, an increase of at least 29% versus a comparable figure of € 0.70 in Q4 2005. The fourth quarter of 2006 will have on average 1 working day less than Q4 2005. We anticipate hitting our 5-6% EBITA target, originally set for the year 2007, one year early.

Financial calendar 2006-2007

Analyst days	November 22/23, 2006
Publication fourth quarter and full year results 2006	February 15, 2007
Publication first quarter results 2007	April 25, 2007
General Meeting of Shareholders	May 8, 2007
Publication second quarter results 2007	July 25, 2007

Conference call
Today, at 14.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is +31 (0) 20 712 13 04 and for participants from the UK +44 (20) 7138 0816. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is:

http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended September 30 2006	2005	Change 2006/2005	Nine months ended September 30 2006	2005	Change 2006/2005
Revenue	**2,169.0**	1,787.1	21%	**5,959.5**	4,801.9	24%
Cost of services	**1,711.3**	1,412.8	21%	**4,712.4**	3,795.1	24%
Gross profit	**457.7**	374.3	22%	**1,247.1**	1,006.8	24%
Selling expenses	**225.4**	197.6		**669.5**	565.5	
General and administrative expenses	**100.2**	84.3		**293.6**	245.8	
Total operating expenses	**325.6**	281.9	16%	**963.1**	811.3	19%
Operating profit	**132.1**	92.4	43%	**284.0**	195.5	45%
Dividend preferred shares	**-1.8**	-2.2		**-5.4**	-6.5	
Financial income and expenses	**-0.9**	-0.4		**-1.6**	-0.7	
Net finance costs	**-2.7**	-2.6		**-7.0**	-7.2	
Income before taxes	**129.4**	89.8		**277.0**	188.3	
Taxes on income	**-23.9**	-15.3		**-51.2**	-32.0	
Net income	**105.5**	74.5	42%	**225.8**	156.3	44%
Earnings per share attributable to the equity holders of Randstad Holding nv (expressed in € per ordinary share):						
- Basic earnings per ordinary share	**0.91**	0.65		**1.95**	1.36	
- Diluted earnings per ordinary share	**0.91**	0.64		**1.94**	1.35	
- Diluted earnings per ordinary share before amortization other intangible assets and impairment goodwill	**0.92**	0.65		**1.99**	1.36	
Margins						
Gross margin	**21.1%**	20.9%		**20.9%**	21.0%	
EBITDA margin	**6.8%**	5.8%		**5.5%**	4.7%	
EBITA margin	**6.2%**	5.2%		**4.9%**	4.1%	
Operating margin	**6.1%**	5.2%		**4.8%**	4.1%	
Net margin	**4.9%**	4.2%		**3.8%**	3.3%	

Information by segment
(unaudited)

In millions €	2006	2005	Change 2006/2005	Organic change *	Margins 2006	Margins 2005
	Three months ended September 30					
Revenue						
Mass-customized Europe and Asia	**1,461.9**	1,212.8	21%	18%		
Mass-customized North America	**251.6**	258.6	-3%	6%		
In-house services Europe	**269.8**	202.7	33%	31%		
In-house services North America	**64.5**	47.5	36%	18%		
Interim professionals, search & selection	**129.5**	71.2	82%	35%		
Eliminations	**-8.3**	-5.7				
Total revenue	**2,169.0**	1,787.1	21%	18%		
Gross profit						
Mass-customized Europe and Asia	**325.2**	266.6	22%	18%	**22.2%**	22.0%
Mass-customized North America	**49.5**	54.1	-9%	3%	**19.7%**	20.9%
In-house services Europe	**38.0**	27.7	37%	35%	**14.1%**	13.7%
In-house services North America	**7.6**	5.8	31%	12%	**11.8%**	12.2%
Interim professionals, search & selection	**37.5**	20.4	84%	31%	**29.0%**	28.7%
Eliminations	**-0.1**	-0.3				
Total gross profit	**457.7**	374.3	22%	18%	**21.1%**	20.9%
EBITA **						
Mass-customized Europe and Asia	**101.7**	79.2	28%	24%	**7.0%**	6.5%
Mass-customized North America	**8.5**	3.4	150%	276%	**3.4%**	1.3%
In-house services Europe	**16.1**	8.7	85%	83%	**6.0%**	4.3%
In-house services North America	**2.7**	1.5	80%	53%	**4.2%**	3.2%
Interim professionals, search & selection	**11.1**	6.1	82%	50%	**8.6%**	8.6%
Corporate	**-5.4**	-5.7				
Total EBITA	**134.7**	93.2	45%	40%	**6.2%**	5.2%

* Organic change is measured excluding the impact of currency effects, acquisitions and transfers between segments.
** EBITA: operating profit before amortization other intangible assets and impairment goodwill.

Information by segment
(unaudited)

In millions €	2006	2005	Change 2006/2005	Organic change *	Margins 2006	Margins 2005
	Nine months ended September 30					
Revenue						
Mass-customized Europe and Asia	**3,962.4**	3,238.3	22%	20%		
Mass-customized North America	**775.1**	720.5	8%	10%		
In-house services Europe	**685.3**	517.1	33%	29%		
In-house services North America	**182.1**	137.9	32%	11%		
Interim professionals, search & selection	**375.1**	204.1	84%	37%		
Eliminations	**-20.5**	-16.0				
Total revenue	**5,959.5**	4,801.9	24%	20%		
Gross profit						
Mass-customized Europe and Asia	**868.5**	716.2	21%	17%	**21.9%**	22.1%
Mass-customized North America	**151.8**	146.1	4%	9%	**19.6%**	20.3%
In-house services Europe	**97.3**	72.9	33%	30%	**14.2%**	14.1%
In-house services North America	**21.3**	16.1	32%	10%	**11.7%**	11.7%
Interim professionals, search & selection	**109.1**	56.1	94%	39%	**29.1%**	27.5%
Eliminations	**-0.9**	-0.6				
Total gross profit	**1,247.1**	1,006.8	24%	18%	**20.9%**	21.0%
EBITA**						
Mass-customized Europe and Asia	**213.1**	173.5	23%	21%	**5.4%**	5.4%
Mass-customized North America	**22.7**	7.8	191%	299%	**2.9%**	1.1%
In-house services Europe	**35.1**	17.8	97%	93%	**5.1%**	3.4%
In-house services North America	**6.5**	3.7	76%	48%	**3.6%**	2.7%
Interim professionals, search & selection	**32.8**	12.4	165%	104%	**8.7%**	6.1%
Corporate	**-18.2**	-17.5				
Total EBITA	**292.0**	197.7	48%	43%	**4.9%**	4.1%

* Organic change is measured excluding the impact of currency effects, acquisitions and transfers between segments.
** EBITA: operating profit before amortization other intangible assets and impairment goodwill.

Information by geographical area
(unaudited)

In millions €	Three months ended September 30 2006	2005	Change 2006/2005	Organic change *	Margins 2006	Margins 2005
Revenue						
Netherlands	**763.3**	662.0	15%	16%		
Germany	**373.9**	219.1	71%	44%		
Belgium/Luxembourg	**249.6**	218.8	14%	14%		
France	**141.4**	131.2	8%	8%		
Spain	**131.8**	110.9	19%	19%		
United Kingdom	**66.2**	48.4	37%	10%		
Italy	**61.0**	45.9	33%	33%		
Other European counties	**60.7**	44.7	36%	36%		
North America	**316.1**	306.1	3%	8%		
Asia	**5.0**	-				
Total revenue	**2,169.0**	1,787.1	21%	18%		
Gross profit						
Netherlands	**184.5**	161.1	15%	14%	**24.2%**	24.3%
Germany	**94.8**	55.7	70%	42%	**25.4%**	25.4%
Belgium/Luxembourg	**43.7**	36.0	21%	18%	**17.5%**	16.4%
France	**20.1**	18.1	11%	11%	**14.2%**	13.8%
Spain	**21.0**	18.4	14%	14%	**15.9%**	16.6%
United Kingdom	**14.1**	8.9	58%	5%	**21.3%**	18.4%
Italy	**10.0**	7.7	30%	30%	**16.4%**	16.7%
Other European countries	**11.5**	8.5	35%	35%	**18.9%**	19.1%
North America	**57.1**	59.9	-5%	4%	**18.1%**	19.6%
Asia	**0.9**	-			**18.0%**	-
Total	**457.7**	374.3	22%	18%	**21.1%**	20.9%

Information by geographical area
(unaudited)

In millions €	Nine months ended September 30 2006	2005	Change 2006/2005	Organic change *	Margins 2006	Margins 2005
Revenue						
Netherlands	**2,116.0**	1,769.2	20%	20%		
Germany	**936.7**	561.1	67%	41%		
Belgium/Luxembourg	**669.1**	584.4	14%	14%		
France	**386.4**	344.3	12%	12%		
Spain	**364.1**	304.8	19%	19%		
United Kingdom	**179.7**	133.0	35%	6%		
Italy	**181.3**	132.8	37%	37%		
Other European counties	**159.1**	113.9	40%	39%		
North America	**957.2**	858.4	12%	10%		
Asia	**9.9**	-				
Total revenue	**5,959.5**	4,801.9	24%	20%		
Gross profit						
Netherlands	**503.0**	434.0	16%	15%	**23.8%**	24.5%
Germany	**232.6**	139.2	67%	39%	**24.8%**	24.8%
Belgium/Luxembourg	**123.9**	104.7	18%	15%	**18.5%**	17.9%
France	**55.3**	47.5	16%	16%	**14.3%**	13.8%
Spain	**58.4**	49.6	18%	18%	**16.0%**	16.3%
United Kingdom	**39.0**	24.3	60%	1%	**21.7%**	18.3%
Italy	**30.3**	23.7	28%	28%	**16.7%**	17.8%
Other European countries	**29.4**	21.6	36%	35%	**18.5%**	19.0%
North America	**173.1**	162.2	7%	9%	**18.1%**	18.9%
Asia	**2.1**	-			**21.2%**	-
Total	**1,247.1**	1,006.8	24%	18%	**20.9%**	21.0%

* Organic change is measured excluding the impact of currency effects, acquisitions and transfers between segments.

Consolidated balance sheet
(unaudited)

In millions €	**September 30 2006**	September 30 2005	December 31, 2005
Property, plant and equipment	**110.6**	90.4	99.3
Intangible assets	**252.8**	82.2	111.3
Deferred income tax assets	**350.0**	337.9	339.7
Financial receivables	**12.8**	4.7	4.9
Non-current assets	**726.2**	515.2	555.2
Trade and other receivables	**1,476.6**	1,266.8	1,289.3
Income tax receivables	**4.4**	8.9	3.2
Cash and cash equivalents	**384.9**	392.7	453.8
Current assets	**1,865.9**	1,668.4	1,746.3
Total assets	**2,592.1**	2,183.6	2,301.5
Equity and liabilities			
Issued capital	**11.6**	11.6	11.6
Share premium	**393.2**	384.7	384.7
Reserves	**255.6**	49.6	139.9
Shareholders' equity	**660.4**	445.9	536.2
Preferred shares	**165.8**	165.8	165.8
Borrowings	**190.1**	130.5	130.5
Deferred income tax liabilities	**343.5**	373.0	357.4
Provisions	**40.4**	38.3	34.6
Non-current liabilities	**739.8**	707.6	688.3
Trade and other payables	**1,049.0**	852.6	899.0
Income tax liabilities	**45.3**	4.7	27.9
Borrowings	**60.8**	124.6	117.3
Provisions	**36.8**	48.2	32.8
Current liabilities	**1,191.9**	1,030.1	1,077.0
Total equity and liabilities	**2,592.1**	2,183.6	2,301.5

Consolidated cash flow statement
(unaudited)

	Three months ended September 30		Nine months ended September 30	
In millions €	**2006**	2005	**2006**	2005
Net income	**105.5**	74.5	**225.8**	156.3
Taxes on income	**23.9**	15.3	**51.2**	32.0
Net finance costs	**2.7**	2.6	**7.0**	7.2
Operating profit	**132.1**	92.4	**284.0**	195.5
Depreciation property, plant and equipment	**8.2**	6.7	**24.0**	20.1
Amortization software	**4.9**	2.9	**11.2**	8.7
Amortization other intangible assets	**2.6**	0.8	**8.0**	2.2
Share-based payments	**1.2**	1.3	**3.3**	4.3
Provisions	**2.9**	1.0	**-0.5**	-1.8
Income taxes (paid) / received	**-25.8**	3.6	**-71.7**	-7.9
Cash flow from operations before operating working capital	**126.1**	108.7	**258.3**	221.1
Trade and other receivables	**-87.6**	-97.2	**-157.4**	-178.9
Trade and other payables	**102.7**	79.0	**104.2**	76.5
Operating working capital	**15.1**	-18.2	**-53.2**	-102.4
Net cash flow from operating activities	**141.2**	90.5	**205.1**	118.7
Purchases of property, plant and equipment	**-10.6**	-14.0	**-34.5**	-33.0
Purchases of software	**-0.9**	-2.5	**-4.0**	-10.1
Acquisition of subsidiaries and associates	**-22.0**	-	**-146.3**	-2.2
Financial receivables	**-0.9**	0.2	**-1.1**	0.5
Disposals of property, plant and equipment	**0.5**	2.7	**1.5**	2.7
Disposal of subsidiaries	**-**	-	**1.0**	-
Net cash flow from investing activities	**-33.9**	-13.6	**-183.4**	-42.1
Re-issue of purchased ordinary shares	**-**	1.4	**1.0**	2.2
Issue of ordinary shares	**0.1**	-	**1.4**	-
Proceeds/(repayments) from non-current borrowings	**-0.1**	-	**59.6**	-
Financing	**-**	1.4	**62.0**	2.2
Financial income and expenses (paid) / received	**-0.3**	-0.1	**0.1**	0.4
Dividend paid on ordinary shares	**-**	-	**-90.7**	-76.2
Dividend paid on preferred shares B	**-**	-	**-8.4**	-8.6
Reimbursement to financiers	**-0.3**	-0.1	**-99.0**	-84.4
Net cash flow from financing activities	**-0.3**	1.3	**-37.0**	-82.2
Net increase / (decrease) in cash, cash equivalents and current borrowings	**107.0**	78.2	**-15.3**	-5.6
Cash, cash equivalents and current borrowings at begin of period	**216.4**	189.8	**336.5**	279.4
Net increase / (decrease) in cash, cash equivalents and current borrowings	**107.0**	78.2	**-15.3**	-5.6
Translation gains / (losses)	**0.7**	0.1	**2.9**	-5.7
Cash, cash equivalents and current borrowings at end of period	**324.1**	268.1	**324.1**	268.1
Free cash flow	**129.3**	76.9	**167.0**	78.8

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions €	2006	2005
Value at July 1	**551.3**	368.3
Movements in the period:		
Net income for the period	**105.5**	74.5
Translation differences	**2.3**	0.4
Total recognized income	**107.8**	74.9
Share-based payments	**1.2**	1.3
Re-issue of purchased ordinary shares	**-**	1.4
Issue of ordinary shares	**0.1**	-
Value at September 30	**660.4**	445.9

In millions €	2006	2005
Value at January 1	**536.2**	338.8
Movements in the period:		
Net income for the period	**225.8**	156.3
Translation differences	**-16.6**	20.5
Total recognized income	**209.2**	176.8
Dividend paid on ordinary shares	**-90.7**	-76.2
Share-based payments	**3.3**	4.3
Re-issue of purchased ordinary shares	**1.0**	2.2
Issue of ordinary shares	**1.4**	-
Value at September 30	**660.4**	445.9

Accounting policies

In these quarterly financial statements the accounting policies as included in our annual report 2005 are applied.
The following during 2006 acquired companies have been included in the YTD Q3 consolidated figures: Bindan GmbH & Co KG, Teccon GmbH & Co KG, Gamma Dienstverlening bv, Galilei nv and TeamHR Limited. Talent Shanghai Co. is not included as a consolidated company in the YTD Q3 figures (in Q2 this company was consolidated; Q2 figures have been adjusted for comparison purposes).

Free cash flow: net cash flow from operating and investing activities excluding acquisition and disposal of subsidiaries and associates.

Key ratios
(unaudited)
In millions €

Balance sheet	**September 30, 2006**	September 30, 2005
Operating working capital *	**433.0**	420.7
Borrowings (excluding preferred shares)	**250.9**	255.1
Net cash (excluding preferred shares)	**134.0**	137.6

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Split up total operating expenses	**Three months ended September 30**		**Nine months ended September 30**	
	2006	2005	**2006**	2005
Personnel expenses	**221.1**	191.9	**657.3**	553.8
Depreciation property, plant and equipment	**8.2**	6.7	**24.0**	20.1
Amortization software	**4.9**	2.9	**11.2**	8.7
Other operating expenses	**88.8**	79.6	**262.6**	226.5
Operating expenses	**323.0**	281.1	**955.1**	809.1
Amortization other intangible assets and impairment goodwill	**2.6**	0.8	**8.0**	2.2
Total operating expenses	**325.6**	281.9	**963.1**	811.3

EPS calculation

Net income for ordinary shareholders	**105.5**	74.5	**225.8**	156.3
Amortization other intangible assets and impairment goodwill (after taxes)	**1.8**	0.6	**5.3**	1.6
Net income before amortization other intangible assets and impairment goodwill	**107.3**	75.1	**231.1**	157.9
Basic EPS	**0.91**	0.65	**1.95**	1.36
Diluted EPS	**0.91**	0.64	**1.94**	1.35
Diluted EPS before amortization other intangible assets and impairment goodwill	**0.92**	0.65	**1.99**	1.36
Average number of ordinary shares outstanding (mln)	**115.8**	115.5	**115.7**	115.4
Average diluted number of ordinary shares outstanding (mln)	**116.4**	116.0	**116.4**	115.9